VESTIBLE ASSETS, LLC

5440 West 110th Street, Suite 300

Overland Park, Kansas 66211

January 19, 2024

VIA EDGAR

United States Security and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Vestible Assets, LLC Offering Statement on Form 1-A File No. 024-12328

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A, as amended (the “Offering Statement”) of Vestible Assets, LLC (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 9:00 AM Eastern Time on Tuesday, January 23, 2024, or as soon thereafter as is practicable.

We request that we be notified of such qualification by a telephone call or email to our legal counsel, Daniel McAvoy, by phone at 212-413-2844 or by email at dmcavoy@polsinelli.com.

Sincerely

Vestible Assets, LLC

By:	Vestible, Inc., its Manager

By:	/s/ Parker Graham
Name:	Parker Graham
Title:	Chief Executive Officer